Exhibit 99.1

AGM Group Holdings Inc. Receives Notification Letter from Nasdaq

Hong Kong, October 13, 2026 (GLOBE NEWSWIRE) -- AGM Group Holdings Inc. (NASDAQ: AGMH, “AGM Group” or the “Company”), an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment, today announced that on October 9, 2026, it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the closing bid price per share of its Class A ordinary shares (the “Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days, from August 27, 2026 through October 8, 2026, and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Ordinary Shares, and the shares will continue to trade under the symbol “AGMH.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until April 7, 2027 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company's Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed, subject to Nasdaq’s discretion to require a longer period.

In the event the Company does not regain compliance by April 7, 2027, the Company may be eligible for an additional 180-calendar-day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented Application-Specific Integrated Circuit (“ASIC”) chips, the assembling and sales of high-end crypto miners for Bitcoin and other cryptocurrencies. For more information, please visit: www.agmhgroup.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM GROUP HOLDINGS INC.
Investor Relations Department
Email: ir@agmhgroup.com
https://agmhgroup.com/